UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Dialogic Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25250T100

(CUSIP Number)

Tennenbaum Capital Partners, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

(310) 566-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

SCHEDULE 13D

CUSIP No. 25250T100	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,875,494 shares (2)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 70,875,494 shares (2)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,875,494 shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.6% (3)
14	TYPE OF REPORTING PERSON IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Opportunities Fund, LLC, a Delaware limited liability company (“SVOF”), Special Value Expansion Fund, LLC, a Delaware limited liability company (“SVEF”), and Tennenbaum Opportunities Partners V, LP, a Delaware limited partnership (“TOP V” and, together with SVOF and SVEF, the “Funds”), which are the holders of shares of Common Stock of Dialogic Inc. beneficially owned by Tennenbaum Capital Partners, LLC.
(2)	Includes an aggregate of 3,600,000 shares of Common Stock of Dialogic Inc. that are currently issuable upon exercise of warrants.
(3)	Based on (a) 16,261,711 shares of Common Stock of Dialogic Inc. outstanding as of November 7, 2014, as reported by Dialogic Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014, (b) 58,333,333 shares of Common Stock of Dialogic Inc. issued to the Funds on November 18, 2014 as described in Item 3 below and (c) 3,600,000 shares of Common Stock of Dialogic Inc. that are currently issuable upon exercise of warrants held by the Funds, computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 25250T100	Page 3 of 5

This Amendment No. 8 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 12, 2010, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on April 2, 2012, Amendment No. 2 to Schedule 13D filed with the Commission on April 16, 2012, Amendment No. 3 to Schedule 13D filed with the Commission on May 14, 2012, Amendment No. 4 to Schedule 13D filed with the Commission on August 13, 2012, Amendment No. 5 to Schedule 13D filed with the Commission on February 13, 2013, Amendment No. 6 to Schedule 13D filed with the Commission on July 1, 2013 and Amendment No. 7 to Schedule 13D filed with the Commission on October 15, 2014 (as amended, the “Schedule 13D”), relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Dialogic Inc., a Delaware corporation (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.

Item 3.	Source and Amount of Funds or Other Consideration.

The information in Item 3 is hereby amended and supplemented as follows:

As of November 18, 2014, certain investment funds managed by the Reporting Person (collectively, the “Term Lenders”) held loans in the aggregate principal amount of approximately $87.0 million (such loans, together with all accrued and unpaid interest with respect thereto, the “Term Loans”) under the Third Amended and Restated Credit Agreement dated as of March 22, 2012, as amended, among Obsidian, LLC (“Obsidian”), as agent, the Term Lenders, as lenders, the Issuer and Dialogic Corporation, a British Columbia corporation and wholly owned subsidiary of the Issuer (“Dialogic Subsidiary”).

As previously disclosed, on October 10, 2014, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Dialogic Group Inc., a Canadian corporation (“Parent”), and Dialogic Merger Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Sub”). Substantially simultaneously with the execution and delivery of the Merger Agreement, Parent, Sub, the Issuer, Dialogic Subsidiary, Obsidian and the Term Lenders entered into an Agreement to Exchange, Tender and Sell (the “Exchange Agreement”).

On November 18, 2014, pursuant to the terms of the Exchange Agreement, the Term Lenders contributed certain of the Term Loans to the Issuer, in the aggregate principal amount of $8.75 million, in exchange for an aggregate of 58,333,333 shares of Common Stock at a conversion price equal to $0.15 per share (the “Exchange Transaction”).

The foregoing description of the Merger Agreement and the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which were filed as Exhibits 1 and 2 hereto, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of Issuer.

The information in Item 5 is hereby amended and restated as follows:

(a)-(b) The Reporting Person beneficially owns 70,875,494 shares of Common Stock, including 3,600,000 shares of Common Stock issuable upon exercise of the Warrants. The 70,875,494 shares of Common Stock beneficially owned by the Reporting Person constitute approximately 90.6% of the outstanding shares of Common Stock, based on (i) 16,261,711 shares of Common Stock outstanding as of November 7, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014, (ii) 58,333,333 shares of Common Stock issued to the Term Lenders on November 18, 2014 as described in Item 3 above and (iii) 3,600,000 shares of Common Stock issuable upon exercise of the Warrants. The Reporting Person has sole voting and dispositive power over the shares of Common Stock.

CUSIP No. 25250T100	Page 4 of 5

(c) Other than the Exchange Transaction, there have been no transactions in shares of Common Stock effected by the Reporting Person during the past 60 days.

(d)-(e) Not applicable.

***

CUSIP No. 25250T100	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

Dated: November 20, 2014	By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel & Chief Compliance Officer